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MAR 30 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 40644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEB Enskilda Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 42nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Cisneros, CEO — (212) 692-4770
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Gilbert Cisneros, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEB Enskilda, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nibya Molina - Goni
Notary Public, State of New York
Registration # 01MO6033034
Qualified in New York County
My Commission Expires Nov. 8, 2009

Notary Public

Signature

CEO, SEB Enskilda, Inc.
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
SEB Enskilda, Inc.

We have audited the accompanying statement of financial condition of SEB Enskilda, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SEB Enskilda, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 27, 2009

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash	$ 29,884,167
Receivable from broker-dealers and clearing broker	2,116,309
Receivable from customers	2,471,497
Taxes receivable	2,436,998
Due from Parent	458,484
Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation and amortization of $754,458)	124,598
Other assets	679,160
Total assets	$ 38,171,213
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued compensation	$ 2,748,451
Payable to broker-dealers	2,471,497
Payable to customers	1,859,924
Accounts payable and accrued liabilities	761,214
Deferred tax liability	1,405,495
Due to affiliates	318,195
Total liabilities	9,564,776
Commitments (Note 6)	
Stockholder's equity	
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares	10
Additional paid-in capital	2,125,990
Retained earnings	26,480,437
Total stockholder's equity	28,606,437
Total liabilities and stockholder's equity	$ 38,171,213

See accompanying notes to financial statement.

1. Nature of operations

SEB Enskilda Inc. (the "Company") is a wholly owned subsidiary of Skandinaviska Enskilda Banken AB (publ) ("SEB AB" or the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a RVP/DVP basis. The Company also executes and clears US securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Summary of significant accounting policies

Cash and cash equivalents

All of the Company's cash at December 31, 2008 was held at one financial institution. The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2008.

Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers consists primarily of failed-to-deliver/failed-to-receive transactions with an affiliate.

Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurement" ("SFAS No. 157"), for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for the Company for the year ended December 31, 2008.

In accordance with the provisions of Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157," the Company has elected to defer adoption of SFAS No. 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until December 31, 2009. The provisions of SFAS No. 157 had no effect on the Company's financial position and results of operations for the year ended December 31, 2008.

Furniture, Equipment and Leasehold Improvements

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets as follows: Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

2. Summary of significant accounting policies (continued)

Commission Income

The Company earns commissions from customers' securities transactions. Commission income and related clearing costs are recorded on a trade date basis.

Investment Banking

Investment banking fees include underwriting fees, which the Company earns for its participation with its affiliates in foreign initial public offerings. Such revenues are recognized in the statement of operations, net of expenses, when the services related to the underlying transaction are completed under the terms of the agreement or contract.

Interest Income

The Company earns interest income primarily on cash and cash equivalent balances which is recognized on an accrual basis.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settle. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has adopted FSP No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed assets

Furniture, equipment and leasehold improvements as of December 31, 2008 consist of the following:

Furniture	$ 8,901
Equipment	292,232
Leasehold improvements	577,923
	879,056
Less accumulated depreciation and amortization	(754,458)
	$ 124,598

Depreciation and amortization expense for the year ended December 31, 2008 was approximately $77,000.

4. Related party transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 2001, research costs are allocated to the Company based on the percentage of the Company's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. For 2008, the Company has recorded allocated cost of $6,065,041 in its statement of operations. In addition, included in clearance fees for the year ended December 31, 2008 is $93,283 paid to a foreign affiliate. At December 31, 2008, the Company had a receivable from Parent of $458,484 for trading commissions, fee income and reimbursements and a payable to affiliates of $318,195 for pension costs and general operating expenses.

During the year, the Company entered into a Revolving Subordinated Loan Agreement ("Subordinated Loan") with the Parent, which became effective upon approval by FINRA on September 11, 2008. The aggregate principal amount available under the Subordinated Loan is $10,000,000 and matures on September 11, 2013. There were no draws on the Subordinated Loan during 2008 and no outstanding balance as of December 31, 2008.

5. Income taxes

The components of income tax expense (benefit) for the year ended December 31, 2008 are as follow:

Current	
Federal	$ 1,526,845
State and local	884,233
	2,411,078
Deferred	
Federal	1,083,796
State and local	627,652
	1,711,448
	$ 4,122,526

The Company files Federal, New York State and New York City income tax returns. The Company's effective federal tax rate differs from the statutory rate primarily due to the effect of state and local taxes. The Company's deferred tax liability of $1,405,495 is primarily attributable to the effect in 2008 of a change in tax accounting method on the recognition of accrued bonuses for financial and tax reporting purposes offset by the difference in the recognition of current period accrued bonuses, deferred lease loss liability and depreciation expenses for financial and tax reporting purposes.

6. Commitments and contingencies

Operating Leases

The Company leases its office space under an operating lease with its Parent which commenced on July 1, 2006 and will expire on February 28, 2010. The Company also maintains a second operating lease, which originally served as the Company's office facility and expires on February 28, 2010. The Company entered into a sublease agreement on September 1, 2006 with a third party to occupy this rental property.

As of December 31, 2008, the minimum annual rental commitments under these non-cancellable leases and subleases, subject to escalation based on increases in certain costs incurred by the lessor, are as follow:

Year ending December 31,	Gross Rental Commitment	Sublease Income	Net Rental Commitment
2009	$ 546,778	$ (203,472)	$ 343,306
2010	91,130	(33,912)	$ 57,218
	$ 637,908	$ (237,384)	$ 400,524

Rent expense, net of sublease income and amortization of the deferred lease loss liability was $198,290 for the year ended December 31, 2008.

6. Commitments and contingencies (continued)

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

7. Pension plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible US employees. The Company's contributions to the defined contribution plan were approximately $227,000 for the year ended December 31, 2008.

8. Off balance sheet risk and concentration of credit risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company maintains its cash in financial institutions, which at times, exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. Net capital requirement

The Company, as a member of the FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2008, the Company had net capital of $24,907,197, which exceeded the required net capital by $24,657,197.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."